UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

          The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:                               DREYFUS INTERMEDIATE MUNICIPAL INCOME FUND

Address of Principal Business Office (No. & Street, City, State, Zip Code):

200 Park Avenue
c/o The Dreyfus Corporation
New York, New York 10166

Telephone Number (including area code): (212) 922-6000

Name and address of agent for service of process:

Mark N. Jacobs, Esq.
c/o The Dreyfus Corporation
200 Park Avenue
New York, New York 10166

copy to:

David Stephens, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  /X/    No / /

SIGNATURE

           Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 22nd day of March, 2004.

DREYFUS INTERMEDIATE MUNICIPAL INCOME FUND By: /s/ Stephen E. Canter Name: Stephen E. Canter Title: President

ATTEST:

/s/ Jeff Prusnofsky
Name:   Jeff Prusnofsky
Title:     Secretary